BECTON, DICKINSON AND COMPANY

1 Becton Drive

Franklin Lakes, New Jersey 07414

April 9, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicholas P. Panos

Re:	Becton, Dickinson and Company
Registration Statement filed on Form S-4
File No. 333-203013
Filed March 26, 2015

Dear Mr. Panos:

Set forth below is the response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter, dated April 8, 2015 (the “Comment Letter”), relating to the Registration Statement filed on Form S-4 (the “Form S-4”) filed by Becton, Dickinson and Company (the “Company”) on March 26, 2015. The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.

Cover Page of Prospectus

1.	We note the legend states “[t]he information in this prospectus is not complete and may be changed.” We also recognize that a preliminary prospectus used to commence an exchange offer early under Rule 162 must include the “red herring” legend required by Item 501(b)(10) of Regulation S-K. The sample legend provided in Item 501(b)(10)(iv) that indicates information in the prospectus is “not complete and may be changed,” however, should be appropriately tailored to explain that the instant prospectus may simply be amended. The legend should not state that the prospectus is not complete or is otherwise subject to completion. The preliminary prospectus disseminated to security holders must contain all required information, including pricing information, in order to effectively “commence” the exchange offer. Information may not be omitted under Rules 430 or 430A. Please see our publicly-available Telephone Interpretation Manual Supplement dated July 2001, Section I.E.2, for an example of a legend that may be used when an exchange offer is commenced early in reliance upon Rule 162.

Nicholas P. Panos

Securities and Exchange Commission

April 9, 2015

The preliminary prospectus, dated March 26, 2015 (the “Preliminary Prospectus”), that forms a part of the Form S-4 contains all required information, including pricing information, in order to effectively “commence” the exchange offer contemplated thereby in reliance on Rule 162 of the Securities Act of 1933, as amended (the “Securities Act”). The Preliminary Prospectus did not omit any information in reliance on Rule 430 or Rule 430A under the Securities Act. The Company has filed an amendment to the Form S-4 revising the “red herring” legend appearing on the cover page of the Preliminary Prospectus to read as follows:

“The information in this prospectus may change. We may not complete the exchange offers and issue these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer is not permitted.”

Q: What are the consequences of not participating in the exchange offers and consent solicitations at all?, page 2

2.	We noticed the disclosure that “if the proposed amendments to the CareFusion Indentures have been adopted, the amendments will apply to all CareFusion Notes that are not acquired in the exchange offers, even though the holders of those CareFusion Notes did not consent to the proposed amendments” and that “[t]hereafter, all such CareFusion Notes will be governed by the relevant CareFusion Indenture as amended by the proposed amendments, which will have less restrictive terms and afford reduced protections to the holders of those securities…” The consent solicitation regarding the proposed amendments to the indentures, and the amendments themselves, if adopted, appear to constitute the offer and issuance of a new security, respectively. The solicitation that seeks to modify the indentures and corresponding potential subsequent issuance of securities without the cited protections, however, have not been transactions registered under the Securities Act of 1933. Please provide us with a legal analysis as to whether or not the consent solicitation and proposed changes if implemented constitute the offer and sale of a new security.

The Company respectfully advises the Staff that it does not believe the consent solicitations regarding the proposed amendments (the “Proposed Amendments”) to the CareFusion Indentures governing the CareFusion Notes or the Proposed Amendments themselves, if implemented, constitute the offer or sale of a new security. The CareFusion Indentures provide, and the prospectus disclosure for the original issuances of the CareFusion Notes discloses, that such indentures may be amended, with the consent of holders of at least a majority in aggregate principal amount of the notes, to change or eliminate covenants (except for financial terms, such as the interest rate, interest payment dates, maturity date, optional redemption provisions and obligation to pay). The Proposed Amendments represent

Nicholas P. Panos

Securities and Exchange Commission

April 9, 2015

modifications of certain contractual provisions, made in accordance with the procedures provided for in the CareFusion Indentures and the existing terms of the CareFusion Notes with the requisite consent of holders of a majority in aggregate principal amount of the notes; none of the modifications alter the basic financial terms, basic nature or economic substance of the existing CareFusion Notes. The CareFusion Notes will retain the same interest rate, interest payment dates, maturity dates, optional redemption provisions and obligations to pay as originally in effect prior to the implementation of the Proposed Amendments. The CareFusion Notes will also be governed by the same indentures that governed the CareFusion Notes, as modified by the Proposed Amendments, and will not be re-issued under a new indenture. As a result, the Company respectfully submits that the consent solicitations and implementation of the Proposed Amendments would not constitute the offer or sale of a new security.

Conditions to the Exchange Offers…, page 54

3.	We note the disclosure appearing in the last sentence that any determination made regarding the events, circumstances and developments relating to the offer conditions “shall be conclusive and binding.” Please revise to state that security holders may challenge the registrant’s determinations in a court of competent jurisdiction.

The Company has revised the section entitled “Conditions to the Exchange Offers and Consent Solicitations” in the amendment to the Form S-4 it has filed to include the following:

“Any determination made by us concerning these events, developments or circumstances shall be conclusive and binding, subject to the rights of the holders of the CareFusion Notes to challenge such determination in a court of competent jurisdiction.”

Validity of Notes, page 105

4.	The disclosure indicates that you “will issue an opinion [ ] in connection with the exchange offers.” Please advise us, with a view toward revised disclosure, whether or not this disclosure is accurate given the opinion, which has been executed and dated March 26, 2015, now attached as Exhibit 5.2 to the registration statement.

The Company has revised the section entitled “Validity of Notes” in the amendment to the Form S-4 it has filed to include the following:

“Jeffrey S. Sherman, Senior Vice President and General Counsel of Becton, Dickinson and Company has issued an opinion about certain New Jersey law matters in connection with the exchange offers. The validity of the notes offered hereby has been passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York and will be passed upon for the dealer managers by Sullivan & Cromwell LLP, New York, New York.”

Nicholas P. Panos

Securities and Exchange Commission

April 9, 2015

If you have any questions with respect to the foregoing, please contact me at (201) 847-3223.

Very truly yours,

Becton, Dickinson and Company

By:	/s/ Jeffrey S. Sherman
Jeffrey S. Sherman
Senior Vice President and General Counsel

cc:	Paul T. Schnell

Laura Kaufmann Belkhayat

Skadden, Arps, Slate, Meagher & Flom LLP